Filed by Kemper Corporation

(SEC File No. 001-18298) pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Infinity Property and Casualty Corporation

(SEC File No. 000-50167)

Set forth below are excerpted slides from the Fourth Quarter 2017 Earnings and Merger Presentation of Kemper Corporation (the “Company”), previously furnished as Exhibit 99.1 to the Company’s current report on Form 8-K filed on February 13, 2018, which excerpted slides relate to the proposed business combination of the Company and Infinity Property and Casualty Corporation announced on February 13, 2018.

Kemper to Acquire Infinity P&C

Majority of Phase 1 and Phase 2 initiatives are complete or ahead of schedule Shifting focus towards Phase 3 as a result of improved operating performance Grow and enhance strategic position in key focus markets Scale business platform and enhance product suite Optimize data and analytics capabilities Continue to enhance operational efficiency with Claims initiatives Taking the Next Step on Kemper’s Journey to Unlock Embedded Value Grow Build & Leverage, Rebuild Incubate Work / Effort Phase 1 Phase 2 Phase 3 Continued Progress of Nonstandard Strategic Plan Acquisition of Infinity Accelerates Momentum Combines two leading brands in nonstandard auto (“NSA”) insurance Increases scale in NSA and attractive markets Improves presence in core markets Expands product offering and customer base Deepens agency relationships Bolsters growth opportunities Better positioned to serve combined customer base Nonstandard specialization optimizes claims process Efficient expense base enables more competitive pricing Enhanced customer experience Broader product offering enables cross-sell Enhances earnings profile and provides significant financial flexibility Improved capital generation capabilities Deploys capital in a strategic acquisition that will meaningfully enhance shareholder value Combination of two leading nonstandard businesses improves our ability to provide valuable products at reasonable costs to the combined customer base

Infinity P&C Overview – A Premier NSA Platform Principally focuses on high growth urban markets through unique service capabilities to Hispanic communities Strong underwriting and claims processes delivered through a low cost and efficient operating platform Large and diversified distribution channel with a network of 10,600 independent agents and a growing direct platform Earned Premiums (“EP”) $1,371mm Calendar Year Combined Ratio (GAAP) 95.2% Operating Net Income $43.9mm Book Value $720mm 2017 Key Statistics 2017 NSA Premium Mix by State A Leading NSA Brand 2017 Premium Mix by Product A leading nonstandard auto insurer with best-in-class capabilities Strong Underwriting (GAAP) 2017 Total EP: $1.4bn 2017 NSA EP: $1.2bn

Transaction Details

Transaction	• Kemper Corporation acquires Infinity P&C in a cash and stock transaction
Deal Value	• $1.4bn transaction equity value[1] – ~$129.00 per Infinity share – Represents a 33% premium to Infinity's closing price of $97.05 on February 12, 2018 • Implied transaction value of $1.3bn, or ~$121.01 per Infinity share (~25% premium to Infinity's closing price on February 12, 2018) based on Kemper's stock price of $57.75 on February 12, 2018
Consideration Mix	• Aggregate consideration mix of approximately 60% stock and 40% cash to Infinity shareholders including: – $51.60 cash per Infinity share – 1.2019 Kemper shares per Infinity share, based on the 20-day volume weighted average price ("VWAP") of Kemper's stock on February 12, 2018
Pro Forma Ownership	• Resulting pro forma ownership: ~80% Kemper | ~20% Infinity
Financing	• $0.6bn aggregate cash consideration, funded by internal resources and a newly issued term loan • $0.9bn aggregate stock consideration, issued directly to Infinity shareholders • 26.4% pro forma debt to capitalization ratio
Approvals and Timeline	• Customary regulatory and shareholder approvals • Expected to close in Q3 2018
Other	• Retain Infinity brand among family of Kemper brands • One Infinity Director to join Kemper board; Kemper board to expand to 11 Directors • Retention arrangements with key Infinity employees

[1] *Based on ~11.0mm fully diluted shares of Infinity at $129.00 per share, which assumes 10.9mm basic shares and 0.07mm shares related to non-vested RSUs.*

KEMPER
Kemper to Acquire Infinity P&C
10

Key Investment Highlights Reinforces Kemper’s strategy of focusing on niche markets Combination of best-in-class capabilities, expertise, and operational excellence Creates an industry-leading NSA insurer with significant scale Enhances service through Infinity’s brand and capabilities among urban and Hispanic communities Financially compelling and conservatively structured transaction

Industry-Leading NSA Insurer Focused on Niche Markets Enhanced Scale in Fragmented Personal Auto Market Scale and Focus to Offer a Valuable Service to Niche Markets Source: A.M. Best Ability to attract and retain key talent Specialized products for NSA customers Improved data and analytical capabilities Claim efficiencies and enhanced repair shop relationships Competitive pricing through lower costs Strengthened agency relationships and expanded customer reach + Leading NSA Brands Rank 1 2 3 4 5 6 7 8 9 10 11 12 13 New 14 14 15 16 17 18 19 20 21 22 23 24 25 Personal Auto Concentration: Top 5: 57 % Top 10: 72% 2016 NPW ($bn) 2017 Kemper / Infinity $2.7bn

Infinity's Strong Brand and Capabilities Enhances Service Offering

95% of Combined Company NSA Premiums are Focused in High Growth Markets



5-year U.S. Population CAGR: 0.7%
0.8%
1.4%
1.7%
1.6%
Target Market[1] 5-year Population Growth

Unique Capabilities to Provide Specialized Products and Services to a Growing Hispanic Community



Target Market 15-Year CAGR: 2.7%
U.S. Population 15-Year CAGR: 0.9%
Hispanic Population (mm)
80
70
60
50
40
30
20
10
0
2010
2015
2020
2025
1st Gen.
2nd Gen.
3rd Gen.

Infinity Provides Unique Service Capabilities

- ✓ Nonstandard insurance represents a historically niche segment with meaningful growth opportunities
- ✓ Infinity's target markets complement Kemper's existing nonstandard footprint
  - Infinity focused across 15 of the largest urban zones in the U.S.
  - Target markets represent a meaningful percentage of the nonstandard population and offer a significant premium opportunity
- ✓ Target market[1] total population growth of 1.3% annually over last 5 years (0.7% for U.S.)[2]
- ✓ A combination with Infinity adds unique nonstandard expertise and service capabilities
  - 550+ repair shop relationships
  - Specialized nonstandard claims offices in each of the 15 urban zones
  - 85% of service representatives are bilingual
  - 100% of direct sales representatives are bilingual

Source: Pew Hispanic Center and Urban Institute & U.S. Census Bureau
[1] Defined as Arizona, California, Florida, Texas.
[2] Period 2012 through 2017

KEMPER
Kemper to Acquire Infinity P&C
13

Reinforces Kemper’s Strategy of Focusing on Niche Segments Diversified product offerings focused on niche customers Combined entity offers more capital efficiency Opportunity to offer life, health, renters products to Infinity customer base Commercial auto offers attractive source of growth 2017 EP: $1.0bn 2017 EP: $2.2bn Standalone Kemper Pro Forma Business Mix Business Mix NSA Geographic Distribution NSA Geographic Distribution 2017 EP: $2.4bn 2017 EP: $3.7bn Strengthens NSA premium in key states (i.e., CA, FL, TX) Limited agency overlap Complementary product offerings

Significant Value Creation Through Combination Strong product and claim capabilities Low cost and efficient processes Proven growth track record in core markets Specialized products and services provide meaningful value to the urban and Hispanic communities – extensive bilingual capabilities In addition to scale benefits of a larger NSA player, each side brings complementary skills to the combined entity Strong product and claim capabilities Low cost and efficient processes Proven growth track record in core markets Diversified national product portfolio with stable L&H earnings provides capital to support growth Strong investment capabilities Increased scale yields stronger claim capabilities and better distribution breadth Ability to retain best in class capabilities and top talent from both organizations Larger premium base to spread fixed costs and investments into product, service and technology Geographic and product diversification enable improved capital management Additional Benefits of a Larger and Scaled Combined Business Shared core capabilities plus unique strengths and added scale create a dynamic, leading NSA franchise - delivering valuable products at reasonable costs to niche customer segments

Financially Compelling & Conservatively Structured Transaction

Financially Compelling	Earned Premium	• $3.7bn of combined earned premiums • ~58% increase in Kemper's 2017 earned premiums
	EPS Accretion	• Accretive to EPS (excluding value of business acquired ("VOBA") and one-time items) in Year 1 (first twelve months following close of the transaction) • 10%+ accretive to EPS in Year 2
	ROE Accretion	• 30bps+ accretive to return on average common equity ("ROACE") in Year 2 • 400bps+ accretive to return on average tangible common equity ("ROATCE") in Year 2
	Book Value Earnback	• Immediately accretive to book value per share • Tangible book value per share returns to its current level in approximately 2 years
	Conservative Capitalization	• Pro forma debt to total capitalization of approximately 26.4% - normalized to ~22% by 1H 2019 • Meaningful financial flexibility driven by combined company capital generation capabilities
Meaningful Synergies	Synergies	• Estimate $55mm of fully phased-in pre-tax cost savings to be realized by 2Q 2020 • Approximately $10-15mm of incremental pre-tax savings related to systems conversions; fully realized by year-end 2022 • An additional $5-10mm of pre-tax earnings from the repositioning of Infinity's investment portfolio
	One Time and Restructuring	• Estimate approximately $38mm of one-time deal-related expenses and approximately $72mm of integration expenses • Integration expenses are 1.2x fully phased-in synergies (cost savings plus investment portfolio repositioning)

A strategically and financially compelling transaction meant to create value for both sets of shareholders

KEMPER
Kemper to Acquire Infinity P&C
16

Well-Positioned Operating Profile with Conservative Capital Structure FY 2017 ($ millions) Earned Premiums $2,350 $1,371 $3,721 Combined Ratio (underlying)¹ NSA: P&C: 94.7% 94.2% 96.4% 95.4% 95.7% 94.7 % Expense Ratio NSA: P&C: 16.1% 22.1% 17.4% 18.3% 16.8% 20.4 % Operating Income² $93 $44 $136 Operating Income (underlying)³ $226 $43 $269 Debt $592 $274 $1,0664 Shareholders’ Equity $2,116 $720 $2,9665 Debt / Total Capitalization 21.9% 27.5% 26.4% + Operating Capitalization 1 Excludes catastrophe losses and prior year development. Please see reconciliation in the appendix ² Includes $7.4mm after-tax DTL write-off related to tax reform for Kemper and $10.2mm after-tax DTA write-off for Infinity. Please see reconciliation in the appendix ³ Excludes $120.2mm of after-tax catastrophes losses and $13.3mm of after-tax prior year unfavorable development for Kemper and $11.3mm of after-tax catastrophe losses and $12.0 mm of prior year favorable development for Infinity. Please see reconciliation in the appendix 4 Assumes up to $200mm of short-term debt financing. 5 Includes $850mm of common equity issued to Infinity shareholders.

Key Investment Highlights Reinforces Kemper’s strategy of focusing on niche markets Combination of best-in-class capabilities, expertise, and operational excellence Creates an industry-leading NSA insurer with significant scale Enhances service through Infinity’s brand and capabilities among urban and Hispanic communities Financially compelling and conservatively structured transaction

Appendix: Additional Information

Transaction Consideration Detail Total Consideration to Infinity Shareholders – 20-Day VWAP1 Cash Consideration Kemper shares issued to Infinity (mm) 13.2 Kemper Share Price (20-day VWAP) $64.40 Total Value (20-day VWAP) $ 850 Kemper Share Price (current price) $57.75 Total Value (current price) $ 762 Stock Consideration Per Share $mm % Total Cash Consideration $51.60 $567 40% Stock Consideration $77.40 $850 60% Total Consideration $129.00 $1,417 100% $mm Cash on Hand $235 Cash at Infinity HoldCo $170 Short-Term Financing $162 Total Cash $567 Fixed exchange ratio of 1.2019 Kemper shares for each Infinity share Note: Based on 11.0mm fully diluted shares of Infinity at $129.00 per share, which assumes 10.9mm basic shares and 0.07mm shares related to non-vested RSUs. 1 Assumes a per share consideration of $129.00 for each share of Infinity stock assuming Kemper’s 20-day volume weighted average price of $64.40 per share. 2 Assumes a per share consideration of $121.01 for each share of Infinity stock assuming Kemper’s closing price of $57.75 per share as of February 12, 2018. Total Implied Consideration to Infinity Shareholders – Current2 Per Share $mm % Total Cash Consideration $51.60 $567 43% Stock Consideration $69.41 $762 57% Total Consideration $121.01 $1,329 100%